Exhibit j(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of MainStay Funds Trust:

We consent to the use of our report dated January 28, 2015, with respect to the financial statements of the MainStay Cushing MLP Premier Fund, MainStay Cushing Renaissance Advantage Fund, and MainStay Cushing Royalty Energy Income Fund (each a “Fund” and collectively, the “Funds”), three of the funds constituting MainStay Funds Trust, as of and for the year ended November 30, 2014, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and in the introduction to and under the headings “Disclosure of Portfolio Holdings” and "Independent Registered Public Accounting Firm" in the Statement of Additional Information in this Registration Statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 30, 2015